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                                                                    Exhibit 99.1





Interpool, Inc. Contact:                    Raoul J. Witteveen, President
                                            (212) 916-3264

Atlas Capital Partners LLC Contact:         Mitchell I. Gordon, President
                                            (212) 916-3284

NEWS FOR IMMEDIATE RELEASE


                INTERPOOL, INC. PROVIDES UPDATE ON PROSPECTS FOR
                    FINANCING PROPOSED MERGER WITH XTRA CORP.
                    -----------------------------------------

NEW YORK, NY, October 23, 1998 -- Interpool, Inc. (NYSE: IPX), which on June 19, 1998 announced its participation in a proposed recapitalization and merger (the "Merger") of XTRA Corporation ("XTRA") with Wheels MergerCo LLC ("MergerCo"), a company newly formed by Apollo Management IV, L.P. ("Apollo") and Interpool (through its affiliate Atlas Capital Partners), today provided an update on the prospects for financing the proposed Merger.

In a press release issued today, XTRA reported that MergerCo indicated that, in view of current market conditions, it does not believe it would be able to obtain the financing necessary to consummate the Merger. Interpool agrees that, in light of current circumstances, the prospects are not favorable for obtaining the financing necessary to consummate the Merger.

Interpool is one of the world's largest lessors of cargo containers used in international trade and is the second largest lessor of intermodal container chassis in the United States. Founded in 1968, Interpool leases its containers and chassis to over 200 customers on a worldwide basis. Earlier this year, Interpool acquired a 50% interest in Container Applications International, Inc. ("CAI"). CAI is one of the world's leading managers of container assets.